Exhibit 99.2

First Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

		Three Months Ended March 31
	Note	2012	2011
Revenues	6	$1,349	$1,216
Mine operating costs
Production costs	4	(559)	(451)
Depreciation and depletion	5(c) & 6	(158)	(164)
		(717)	(615)
Earnings from mine operations		632	601
Exploration and evaluation costs	5(b)	(19)	(12)
Share of net (losses) and earnings of associates	5(g)	(22)	2
Corporate administration		(72)	(58)
Earnings from operations and associates	6	519	533
(Losses) gains on securities	8(b)	(5)	320
Gains (losses) on derivatives, net	8(a)	55	(57)
Finance costs		(6)	(6)
Other income		14	22
Earnings before taxes	6(g)	577	812
Income taxes	7 & 8(c)(iii)	(98)	(161)
Net earnings attributable to shareholders of Goldcorp Inc.		$479	$651
Net earnings per share
Basic	10	$0.59	$0.82
Diluted	10	0.51	0.81

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP	1

First Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of United States dollars - Unaudited)

		Three Months Ended March 31
	Note	2012	2011
Net earnings attributable to shareholders of Goldcorp Inc.		$479	$651
Other comprehensive income (loss), net of tax	8(b)

Mark-to-market gains (losses) on securities		12	(63)

Reclassification adjustment for impairment losses included in net earnings		5	-

Reclassification adjustment for realized gain on disposition of securities included in net earnings		-	(295)
		17	(358)
Total comprehensive income attributable to shareholders of Goldcorp Inc.		$496	$293

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP	2

First Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars - Unaudited)

		Three Months Ended March 31
	Note	2012	2011
Operating Activities
Net earnings from continuing operations		$479	$651
Adjustments for:
Reclamation expenditures		(5)	(4)
Losses (gains) on securities	8(b)	5	(320)
Items not affecting cash
Depreciation and depletion	5(c) & 6	158	164
Share of net losses and (earnings) of associates	5(g)	22	(2)
Share-based compensation expense	9(c) & (d)	28	22
Unrealized (gains) losses on derivatives, net	8(a)	(55)	49
Accretion of reclamation and closure cost obligations		4	3
Deferred income tax recovery	7	(155)	(100)
Other		(1)	-
Change in working capital	11	(158)	123
Net cash provided by operating activities		322	586
Investing Activities
Expenditures on mining interests	6(e)	(540)	(346)
Deposits on mining interests expenditures		(50)	(6)
Interest paid	5(a) & 6(e)	(9)	(9)
Repayment of capital investment in Pueblo Viejo	5(d)	-	64
Purchases of securities and other investments	11	(14)	(6)
Proceeds from sales of securities and other investments, net	8(b) & 11	273	519
Other		8	(4)
Net cash (used in) provided by investing activities		(332)	212
Net cash provided by investing activities of discontinued operations	11	5	-
Financing Activities
Common shares issued, net of issue costs	9(a)	6	11
Dividends paid to shareholders	10	(109)	(75)
Net cash used in financing activities		(103)	(64)
Effect of exchange rate changes on cash and cash equivalents		-	(10)
(Decrease) increase in cash and cash equivalents		(108)	724
Cash and cash equivalents, beginning of period		1,502	556
Cash and cash equivalents, end of period	11	$1,394	$1,280

Supplemental cash flow information (note 11)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP	3

First Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars - Unaudited)

	Note	March 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	11	$1,394	$1,502
Accounts receivable	8(a)	691	473
Inventories and stockpiled ore		569	574
Notes receivable		35	40
Other		197	361
		2,886	2,950
Mining interests
Owned by subsidiaries	5	22,930	22,673
Investments in associates	5	1,652	1,536
	5	24,582	24,209
Goodwill		1,737	1,737
Investments in securities		221	207
Note receivable		42	42
Deposits on mining interests expenditures		106	73
Other		177	156
Total assets	6	$29,751	$29,374
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$651	$619
Income taxes payable		140	48
Derivative liabilities	8(a)	109	65
Other		25	39
		925	771
Deferred income taxes		5,405	5,560
Long-term debt		748	737
Derivative liabilities	8(a)	185	237
Provisions		382	375
Income taxes payable		113	113
Other		91	96
Total liabilities		7,849	7,889
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,022	16,992
Investment revaluation reserve		60	43
Retained earnings		4,607	4,237
		21,689	21,272
Non-controlling interests		213	213
Total equity		21,902	21,485
Total liabilities and equity		$29,751	$29,374

 Commitments and contingencies (notes 8(c)(i) & (ii), & 12)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP	4

First Quarter Report - 2012

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands - Unaudited)

	Common Shares

	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total

At January 1, 2012	809,941	$16,793	$ 199	$ 43	$4,237	$ 21,272	$ 213	$21,485

Total comprehensive income

Net earnings	-	-	-	-	479	479	-	479

Other comprehensive income	-	-	-	17	-	17	-	17

	-	-	-	17	479	496	-	496

Stock options exercised and restricted share units vested (notes 9(a) & (b))	331	15	(9)	-	-	6	-	6

Share-based compensation expense (note 9(c))	-	-	24	-	-	24	-	24

Dividends (note 10)	-	-	-	-	(109)	(109)	-	(109)

At March 31, 2012	810,272	$16,808	$ 214	$ 60	$4,607	$ 21,689	$ 213	$21,902

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total

At January 1, 2011	798,374	$16,258	$149	$460	$2,686	$19,553	$ 213	$19,766

Total comprehensive income

Net earnings	-	-	-	-	651	651	-	651

Other comprehensive loss	-	-	-	(358)	-	(358)	-	(358)

	-	-	-	(358)	651	293	-	293

Stock options exercised and restricted share units issued and vested (notes 9(a) & (b))	389	15	(4)	-	-	11	-	11

Share-based compensation expense (note 9(c))	-	-	20	-	-	20	-	20

Dividends (note 10)	-	-	-	-	(75)	(75)	-	(75)

At March 31, 2011	798,763	$16,273	$165	$102	$3,262	$19,802	$ 213	$20,015

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

GOLDCORP	5

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

At March 31, 2012, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.

The Company’s significant development projects at March 31, 2012 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic (note 12(b)); the El Morro gold/copper project (70% interest) in Chile (note 12(a)); the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 35.3% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 40.5% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

2.	BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011, with the exception of certain amendments to accounting standards issued by the IASB, which were applicable from January 1, 2012. These amendments did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited

GOLDCORP	6

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s consolidated financial statements for the year ended December 31, 2011.

The Company’s interim results are not necessarily indicative of its results for a full year.

Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine site and operating segments) of Goldcorp and their geographic locations at March 31, 2012 were as follows:

Direct parent company (mine site and operating segment) (note 6)	Location	Ownership interest	Mining properties and development projects owned (note 5)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project

Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines

Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine

Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project

Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo and Noche Buena projects

Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines

Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine

Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine (note 12(c))

Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project

Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project

Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine

Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project (note 12(a))
Intercompany transactions and balances between the Company and its subsidiaries are eliminated.

These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method and investments in a jointly controlled entity and jointly controlled assets that are proportionately consolidated:

	Location	Ownership interest	Mining properties and development projects owned (note 5)
Associates
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Pueblo Viejo project (note 12(b))
Primero Mining Corp.	Mexico	35.3%	San Dimas mine
Tahoe Resources Inc.	Guatemala	40.5%	Escobal
Jointly controlled entity
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Jointly controlled assets
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine

Intercompany transactions between the Company and its jointly controlled entity and jointly controlled assets are eliminated to the extent of the Company’s interest. Intercompany transactions between the Company and its associates are recognized only to the

GOLDCORP	7

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries, associates and joint ventures, to conform the significant accounting policies used in their preparation to those used by the Company.

3.	CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011. The Company anticipates that the most significant of these standards relate to the following:

Consolidation

IFRS 10 – Consolidated Financial Statements (“IFRS 10”), IFRS 11 – Joint Arrangements (“IFRS 11”), IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and amendments to IAS 27 – Separate Financial Statements (“IAS 27”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”), effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

The Company has undertaken a preliminary assessment of the impact that IFRS 11 is expected to have on its consolidated financial statements. As a result of the application of IFRS 11, the Company anticipates that its 37.5% interest in Alumbrera, which is currently proportionately consolidated in the Company’s unaudited condensed interim consolidated financial statements, will be required to be accounted for using the equity method and the Company’s share of net earnings and net assets will be separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. For the three months ended March 31, 2012, the net effect of accounting for Alumbrera using the equity method would be to remove the Company’s share of revenues and expenses of Alumbrera and increase Goldcorp’s share of earnings of equity investees by $36 million with no impact to net earnings (note 6).

The impact on the Condensed Interim Consolidated Balance Sheet for the three months ended March 31, 2012 would be a net increase to mining interests of $26 million and a decrease to other assets and total liabilities of $251 million and $225 million, respectively. Using the equity method to account for the Company’s share of Alumbrera’s operating, financing and investing cash flows would result in an increase to operating cash flows of $15 million and an increase to investing activities of $5 million for the three months ended March 31, 2012. The Company does not anticipate IFRS 10, IFRS 12 and the revised IAS 27 and IAS 28 to have a significant impact on the consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine, effective for annual periods beginning on or after January 1, 2013, clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) and which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

GOLDCORP	8

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

4.	PRODUCTION COSTS

Three months ended March 31	2012	2011
Raw materials and consumables	$258	$240
Salaries and employee benefits (i)	121	105
Contractors	87	70
Royalties	34	37
Revisions in estimates and liabilities incurred on reclamation and closure cost obligations	-	(7)
Change in inventories (ii)	11	(41)
Other	48	47
	$559	$451

(i)	Excludes $16 million (2011 – $14 million) of salaries and employee benefits included in corporate administration expense.

(ii)

The change in inventories represents a decrease in finished goods inventories of $33 million, a decrease of $1 million in stockpiled ore, and an increase of $23 million in work-in-process inventories (2011 – an increase of $36 million, a decrease of $1 million, and an increase of $6 million, respectively).

5.	MINING INTERESTS

	Mining properties

	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates(g)	Total
Cost

At January 1, 2012	$ 7,087	$ 5,682	$ 8,833	$ 3,993	$ 1,536	$ 27,131

Expenditures on mining interests (a)(b)	166	135	-	116	138	555

Share of net earnings and (losses) of associates (g)	-	-	-	-	(22)	(22)

Transfers and other movements (f)	180	179	(315)	(48)	-	(4)

At March 31, 2012	7,433	5,996	8,518	4,061	1,652	27,660

Accumulated depreciation and depletion

At January 1, 2012	(1,780)	-	-	(1,142)	-	(2,922)

Depreciation and depletion (c)	(83)	-	-	(77)	-	(160)

Transfers and other movements (f)	(7)	-	-	11	-	4

At March 31, 2012	(1,870)	-	-	(1,208)	-	(3,078)

Carrying amount - March 31, 2012	$5,563	$5,996	$8,518	$2,853	$1,652	$24,582

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First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	Mining properties

	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Investments in associates (g)	Total

Cost

At January 1, 2011	$6,147	$4,995	$9,649	$3,403	$1,251	$25,445

Expenditures on mining interests (a)(b)	442	431	13	475	447	1,808

Repayment of capital invested (d)	-	-	-	-	(64)	(64)

Share of net earnings and (losses) of associates (g)	-	-	-	-	(98)	(98)

Transfers and other movements (f)	498	256	(829)	115	-	40

At December 31, 2011	7,087	5,682	8,833	3,993	1,536	27,131

Accumulated depreciation and depletion

At January 1, 2011	(1,357)	-	-	(863)	-	(2,220)

Depreciation and depletion (c)	(423)	-	-	(307)	-	(730)

Transfers and other movements (f )	-	-	-	28	-	28

At December 31, 2011	(1,780)	-	-	(1,142)	-	(2,922)

Carrying amount - December 31, 2011	$5,307	$5,682	$8,833	$2,851	$1,536	$24,209

A summary by property of the carrying amount of mining properties is as follows:

	Mining Properties

	Depletable	Non-depletable

	Reserves and resources	Reserves and resources	Exploration potential	Plant & equipment	March 31 2012	December 31 2011
Red Lake (e)	$591	$ 850	$759	$431	$2,631	$2,592

Porcupine	266	47	-	139	452	442

Musselwhite	136	6	119	210	471	467

Éléonore (a)	-	1,076	-	245	1,321	1,235

Peñasquito (a)(e)	3,060	760	5,591	1,110	10,521	10,488

Los Filos	516	37	-	179	732	733

El Sauzal	80	-	-	15	95	101

Marlin	467	62	35	162	726	725

Cerro Blanco	-	132	-	10	142	129

Alumbrera	277	-	13	119	409	424

Cerro Negro (a)	-	1,850	1,780	98	3,728	3,670

Marigold	149	5	20	53	227	222

Wharf	21	-	-	13	34	36

El Morro (a)	-	1,171	115	13	1,299	1,272

Corporate and other	-	-	86	56	142	137
	$5,563	$ 5,996	$8,518	$2,853	22,930	22,673
Investments in associates

Pueblo Viejo (d)					1,191	1,052

Primero (g)					81	100

Tahoe					380	384
					1,652	1,536
					$24,582	$24,209

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First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

(a)	Includes capitalized borrowing costs incurred during the three months ended March 31 as follows:

	2012	2011
Éléonore	$3	$2
Camino Rojo	2	2
Cerro Negro	6	6
El Morro	4	4
	$15	$14

The amounts capitalized were determined by applying the weighted average cost of borrowings during the three months ended March 31, 2012 and 2011 of 8.57% proportionately to the accumulated qualifying expenditures on mining interests.

(b)

During the three months ended March 31, 2012, the Company incurred $63 million (2011 – $32 million) in exploration and evaluation expenditures, of which $44 million (2011 – $20 million) have been capitalized and included in expenditures on mining interests. The remaining $19 million of expenditures (2011 – $12 million) were expensed.

(c)

Depreciation and depletion expensed for the three months ended March 31, 2012 was $158 million (2011 – $164 million) as compared to total depreciation and depletion of $160 million (2011 – $177 million) due to the capitalization of depreciation of $12 million (2011 – $6 million) relating to development projects, and movements in amounts allocated to work in progress inventories of $10 million (2011 – $7 million).

(d)

During the three months ended March 31, 2011, the Company received a $64 million repayment of its investment in Dominicana Holdings Inc., the entity that indirectly owns the Pueblo Viejo project, which has been accounted for as a reduction in the Company’s investments in associates balance included in mining interests. There were no repayments made during the three months ended March 31, 2012.

(e)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito mining property and Red Lake mining property, respectively.

(f)

Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties, and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(g)

At March 31, 2012, the Company recognized an additional impairment expense of $19 million (year ended December 31, 2011 – $65 million) in respect of the Company’s investment in Primero as a result of a continued decline in Primero’s quoted market price during the three months ended March 31, 2012. The Company determined that the Company’s equity investment should be written down to the closing share price of Primero at March 31, 2012.

GOLDCORP	11

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

6.	SEGMENTED INFORMATION

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (f)	Depreciation and depletion	Earnings (loss) from operations and associates (d)(g)	Expenditures on mining interests (e)
	Three months ended March 31, 2012

Red Lake (a)	$195	$18	$112	$61

Porcupine	103	13	39	22

Musselwhite	94	10	31	19

Éléonore	-	-	-	87

Peñasquito (a)	419	50	169	72

Los Filos	141	11	86	17

El Sauzal	35	9	13	3

Marlin	145	21	78	23

Cerro Blanco	-	-	-	12

Alumbrera	138	18	51	3

Cerro Negro	-	-	-	52

Marigold	45	4	22	10

Wharf	34	1	18	1

El Morro	-	-	-	28

Pueblo Viejo	-	-	1	138

Other (c)	-	3	(101)	7

Total	$1,349	$158	$519	$555

	Three months ended March 31, 2011

Red Lake (a)	$256	$25	$167	$58

Porcupine	82	21	18	22

Musselwhite	96	10	40	18

Éléonore	-	-	-	37

Peñasquito (a)	259	40	106	18

Los Filos	130	14	75	19

El Sauzal	34	6	15	4

Marlin	169	26	107	19

Cerro Blanco	-	-	-	10

Alumbrera	139	15	45	-

Cerro Negro	-	-	-	18

Marigold	32	4	9	4

Wharf	19	1	5	1

El Morro	-	-	-	15

Pueblo Viejo	-	-	-	116

Other (c)	-	2	(54)	-

Total	$1,216	$164	$533	$359

GOLDCORP	12

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	Total Assets

	March 31 2012	December 31 2011

Red Lake (a)	$3,080	$3,039

Porcupine	493	483

Musselwhite	500	488

Éléonore	1,274	1,269

Peñasquito (a)	11,516	11,363

Los Filos	1,267	1,226

El Sauzal	236	222

Marlin	908	1,159

Cerro Blanco	145	133

Alumbrera	660	632

Cerro Negro	4,807	4,732

Marigold	348	324

Wharf	107	105

El Morro	1,318	1,292

Pueblo Viejo (b)	1,191	1,052

Other (c)	1,901	1,855

Total	$29,751	$29,374

(a)

The Company’s 100% interests in the Camino Rojo gold project in Mexico and Cochenour gold project in Canada are included in total assets and earnings from operations and associates for the Peñasquito reportable operating segment and Red Lake reportable operating segment, respectively.

(b)	Total assets include the reduction in the Company’s investment balance as a result of the $64 million repayment of the Company’s investment received during the year ended December 31, 2011.

(c)

Includes corporate activities and corporate assets which have not been allocated to the above segments. Total corporate assets at March 31, 2012 were $1,355 million (December 31, 2011 – $1,285 million).

(d)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(e)

Segmented expenditures on mining interests include capitalized borrowing costs, net of investment tax credits and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended March 31, 2012, the change in accrued expenditures was an increase of $7 million (2011 – increase of $4 million).

(f)

The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

GOLDCORP	13

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The Company’s revenues from continuing operations (excluding attributable share of revenues from associates) for the three months ended March 31 are as follows:

	2012	2011

Gold	$931	$874

Silver	235	173

Copper	88	90

Zinc	58	48

Lead	34	29

Other	3	2

	$1,349	$1,216

(g)

The $58 million of net income (2011 – net income of $279 million) which reconciles the Company’s total earnings from operations and associates of $519 million (2011 – $533 million) to the Company’s net earnings before tax of $577 million (2011 – $812 million) primarily arose from corporate activities and would be primarily allocated to the Other reportable operating segment.

7.	INCOME TAXES

Three months ended March 31	2012	2011

Current income tax expense	$253	$261

Deferred income tax recovery	(155)	(100)

Income taxes	$98	$161

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

Three months ended March 31	2012	2011

Earnings before taxes	$577	$812

Canadian federal and provincial income tax rates	25.0%	26.5%

Income tax expense based on Canadian federal and provincial income tax rates	144	215

Increase (decrease) attributable to:

Impact of foreign exchange on deferred income tax assets and liabilities (note 8(c)(iii))	(55)	(27)

Other impacts of foreign exchange (note 8(c)(iii))	-	3

Non-deductible expenditures	8	6

Effects of different foreign statutory tax rates on earnings of subsidiaries	13	(3)

Non-taxable portion of gain on disposition of securities (note 8(b)(i))	-	(45)

Non-(taxable)/deductible mark-to-market (gains)/losses on warrants and convertible debt (note 8(a))	(13)	8

Other	1	4

	$98	$161

GOLDCORP	14

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

8.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	March 31 2012	At December 31 2011

Current derivative assets (1)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$74	$21

Investments in warrants	-	1

	$74	$22

Current derivative liabilities

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$(67)	$(28)

Non-financial contract to sell silver to Silver Wheaton (i)	(42)	(37)

	$(109)	$(65)

Non-current derivative liabilities

Non-financial contract to sell silver to Silver Wheaton (i)	$(53)	$(53)

Conversion feature of convertible senior notes	(132)	(184)

	$(185)	$(237)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	March 31 2012	December 31 2011

Arising from sales of metal concentrates – classified as at FVTPL	$459	$292

Not arising from sales of metal concentrates – classified as loans and receivables	232	181

Accounts receivable	$691	$473

The net gains (losses) on derivatives for the three months ended March 31 were comprised of the following:

	2012	2011

Realized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	$5	$(3)

Non-financial contract to sell silver to Silver Wheaton (i)	(5)	(5)

	-	(8)

Unrealized gains (losses)

Foreign currency, heating oil, copper, lead, zinc and silver contracts	15	10

Investments in warrants	(1)	(3)

Non-financial contract to sell silver to Silver Wheaton (i)	(11)	(26)

Share purchase warrants	-	(2)

Conversion feature of convertible senior notes	52	(28)

	55	(49)

	$55	$(57)

GOLDCORP	15

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

(i)	Non-financial contract to sell silver to Silver Wheaton Corporation (“Silver Wheaton”)

At March 31, 2012, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $95 million (December 31, 2011 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014 ranging from $32.54 to $33.04 per ounce (December 31, 2011 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, receivable from Silver Wheaton, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. The remaining total ounces to be delivered by the Company as at March 31, 2012 were 3.5 million ounces (December 31, 2011 – 3.9 million ounces).

(b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities (included in other current assets) and other equity securities (classified as non-current) are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income for the three months ended March 31 were as follows:

	2012	2011

Mark-to-market gains (losses) on equity securities	$14	$(70)

Deferred tax (expense) recovery in OCI	(2)	7

Unrealized gains (losses) on equity securities, net of tax	12	(63)

Reclassification adjustment for impairment losses included in net earnings	5	-

Reclassification adjustment for realized gains recognized in net earnings, net of tax of $nil (2011 - $42 million) (i)	-	(295)

	$17	$(358)

(i)

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation to a syndicate of underwriters at a price of C$13.75 per common share held, for total gross proceeds of C$530 million ($536 million). On the date of disposition, the Company reclassified the cumulative mark-to-market gains previously recognized in OCI of $337 million to earnings for the period and recognized a gain on disposition of $320 million ($279 million after tax), net of selling costs of $17 million.

(c)	Financial instruments and related risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2012.

GOLDCORP	16

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The Company expects Primero to repay the outstanding $30 million principal amount of the convertible note receivable from Primero (“Primero Convertible Note”) in cash on or before the maturity date of August 6, 2012. If Primero elects to repay the Primero Convertible Note in Primero shares, the Company would receive approximately $21 million in Primero shares based on the Primero closing share price on March 31, 2012.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2012.

During the three months ended March 31, 2012, the Company generated operating cash flows of $322 million (2011 – $586 million). At March 31, 2012, Goldcorp held cash and cash equivalents of $1,394 million (December 31, 2011 – $1,502 million), of which $81 million (December 31, 2011 – $89 million) is held by the Company’s joint ventures and which is not available for use by the Company. At March 31, 2012, the Company had working capital of $1,765 million (excluding working capital of the Company’s joint ventures) (December 31, 2011 – $2,045 million) which the Company defines as current assets less current liabilities.

At March 31, 2012, the Company had an undrawn $2.0 billion revolving credit facility available. At March 31, 2012, the Company had letters of credit outstanding and secured deposits in the amount of $393 million (December 31, 2011 – $308 million).

In the opinion of management, the working capital at March 31, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2012 is $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro, Camino Rojo and Pueblo Viejo).

At March 31, 2012, the Company’s committed capital expenditures payable over the next twelve months amounted to $1,058 million (December 31, 2011 – $765 million). Included in the committed capital expenditures at March 31, 2012 are $252 million relating to the Cerro Negro project, $176 million relating to the Éléonore project, $150 million relating primarily to the optimization of the processing lines and the Waste Rock Overland Conveyor system at Peñasquito, and $65 million relating to the El Morro project.

For the periods beyond 2012, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three months ended March 31, 2012.

The Company is exposed to currency risk through financial assets and liabilities and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).

GOLDCORP	17

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

During the three months ended March 31, 2012, the Company recognized a net foreign exchange gain of $9 million (2011 – gain of $14 million). Based on the Company’s net exposures (other than those relating to taxes) at March 31, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $5 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2012, the Company recognized a net foreign exchange gain of $51 million in income tax expense on income taxes receivable/(payable) and deferred taxes (2011 – net gain of $16 million). Based on the Company’s net exposures relating to taxes at March 31, 2012, a 10% depreciation or appreciation of the foreign currencies against the US dollar would result in an approximate $88 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three months ended March 31, 2012 and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding revolving credit facility, its share of the Pueblo Viejo project financing and its cash and cash equivalents.

There has been no significant change in the Company’s exposure to interest rate risk and there has been no change to its objectives and policies for managing these risks during the three months ended March 31, 2012.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three months ended March 31, 2012.

9.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options

The Company granted 1.5 million stock options to its employees and officers during the three months ended March 31, 2012, which vest over a period of 3 years, are exercisable at C$48.72 per option, expire in 2017, and had a total fair value of $18 million at the date of grant. The Company granted 5.9 million stock options during the three months ended March 31, 2011, which vest over a period of 3 years, are exercisable at C$48.16 per option, expire in 2016 and had a total fair value of $79 million at the date of grant.

GOLDCORP	18

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The fair value of stock options granted during the three months ended March 31 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012		2011

Expected life		3 years		3 years

Expected volatility		37.6%		42.7%

Expected dividend yield		<1.1%		<1.0%

Forfeiture rate		9.0%		9.0%

Risk-free interest rate		1.1%		2.0%

Weighted average share price	C$	48.72	C$	48.16

Weighted average fair value per option	C$	12.98	C$	14.07

The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

The following table summarizes the changes in outstanding stock options during the three months ended March 31, 2012 and 2011:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)

At January 1, 2012	17,574	$41.49

Granted	1,536	48.72

Exercised	(181)	34.45

Forfeited	(94)	45.52

At March 31, 2012	18,835	$42.13

At January 1, 2011	15,693	$37.41

Granted	5,946	48.16

Exercised	(372)	31.36

Forfeited	(167)	39.44

At March 31, 2011	21,100	$40.53

During the three months ended March 31, 2012, the weighted average share price at the date stock options were exercised was C$47.15 (2011 – C$47.55).

GOLDCORP	19

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

The following table summarizes information about the Company’s stock options outstanding at March 31, 2012:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$16.87 - $19.23	733	$18.51	2.7	733	$18.51	2.7
$24.40 - $25.71	640	25.64	5.2	640	25.64	5.2
$28.84 - $31.93	646	31.02	4.2	646	31.02	4.2
$34.39 - $37.82	2,618	35.70	2.1	1,296	35.79	2.2
$39.36 - $40.79	1,973	39.78	1.2	1,922	39.77	1.2
$44.50 - $46.76	4,990	44.53	3.1	1,323	44.51	3.1
$48.16 - $48.72	7,235	48.28	4.2	1,900	48.16	3.9

	18,835	$42.13	3.3	8,460	$38.20	2.9

(b)	Restricted share units (“RSUs”)

The Company issued 1.2 million RSUs during the three months ended March 31, 2012, which vest over 3 years and which have a total fair value of $51 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – C$48.72). There were 0.5 million RSUs issued during the three months ended March 31, 2011 which vest over three years and had a total fair value of $22 million at the date of issuance. At March 31, 2012, there were 1.7 million RSUs outstanding (December 31, 2011 – 0.7 million).

(c)	Stock options and restricted share units compensation expense

Total stock options and RSUs vested during the three months ended March 31, 2012 and recorded as share-based compensation expense included in corporate administration in the Condensed Interim Consolidated Statements of Earnings with a corresponding credit to shareholders’ equity was $24 million (2011 – $20 million).

(d)	Performance share units (“PSUs”) compensation expense

During the three months ended March 31, 2012, the Company issued 183,155 PSUs with a total fair value of $8 million at the date of issuance. During the three months ended March 31, 2011, the Company issued 277,865 PSUs with a total fair value of $15 million at the date of issuance. The fair value of PSUs granted during the three months ended March 31 was calculated as of the date of grant using a binomial pricing model with the following weighted average assumptions:

	2012		2011

Expected life		3 years		3 Years

Expected volatility		37.2%		24.6%

Expected dividend yield		<1.0%		<1.0%

Forfeiture rate		9.0%		9.1%

Risk-free interest rate		1.1%		3.4%

Weighted average share price	C$	47.41	C$	43.73

Total share-based compensation expense included in corporate administration in the Condensed Interim Consolidated Statements of Earnings relating to PSUs for the three months ended March 31, 2012 and recorded as liabilities was $4 million (2011 – $2 million).

GOLDCORP	20

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

At March 31, 2012, the carrying amount of PSUs outstanding and included in other non-current liabilities was $12 million (December 31, 2011 – $7 million). At March 31, 2012, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2011 – $nil).

(e)	Employee share purchase plan

During the three months ended March 31, 2012, the Company recorded compensation expense of $1 million (2011 – $1 million) in corporate administration in the Condensed Interim Consolidated Statements of Earnings, representing the Company’s contributions to the employee share purchase plan measured using the market price of the underlying shares at the dates of contribution.

(f)	Issued share capital

The Company has an unlimited number of authorized shares. As at March 31, 2012, the Company has 46.5 million and approximately 4.2 million common shares reserved in connection with the exercise of stock options and the vesting of RSUs, respectively.

10.	PER SHARE INFORMATION

Net earnings per share for the three months ended March 31 were calculated based on the following:

	2012	2011

Basic net earnings	$479	$651

Effect of dilutive securities:

Share purchase warrants – change in fair value recognized in earnings	-	2

Conversion feature of convertible senior notes – change in fair value recognized in earnings	(52)	-

Diluted net earnings	$427	$653

Net earnings per share for the three months ended March 31 were calculated based on the following:

(in thousands)	2012	2011

Basic weighted average number of shares outstanding	810,046	798,462

Effect of dilutive securities:

Stock options	2,033	2,318

Restricted share units	1,726	912

Share purchase warrants	-	172

Convertible senior notes	17,975	-

Diluted weighted average number of shares outstanding	831,780	801,864

The weighted average number of stock options outstanding during the three months ended March 31, 2012 was 17.8 million (2011 – 16.7 million), of which 11.6 million was dilutive (2011 – 9.6 million) and included in the above tables. The effect of the remaining 6.2 million stock options (2011 – 7.1 million) was anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$46.42 (2011 – C$44.16).

For the three months ended March 31, 2011, the effect of the outstanding convertible senior notes was anti-dilutive and was therefore excluded from the computation of diluted net earnings per share. In the event that the convertible senior notes were dilutive for the three months ended March 31, 2011, the computation of diluted net earnings would include an addition of $28

GOLDCORP	21

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

million for the change in fair value recognized in earnings and the computation of the diluted weighted average number of shares outstanding would include an addition of 17.975 million shares.

During the three months ended June 30, 2011, the Company’s share purchase warrants were exercised or expired (note 8(a)). The effect of 0.8 million share purchase warrants outstanding prior to the date of exercise or expiry for the three months ended March 31, 2011 was dilutive and has been included in the above tables. The effect of 8.4 million share purchase warrants was anti-dilutive because the underlying exercise price exceeded the average market price of the underlying common shares of C$44.16. In the event that these share purchase warrants were dilutive, the computation of diluted net earnings per share and net earnings per share for the three months ended March 31, 2011 would have included an additional negligible expense for the change in fair value of the anti-dilutive share purchase warrants recognized in net earnings.

Dividends declared:

During the three months ended March 31, 2012, the Company declared and paid to its shareholders dividends of $0.135 per share for total dividends of $109 million (2011 – $0.09 per share for total dividends of $75 million). For the period April 1, 2012 to April 25, 2012, the Company declared dividends payable of $0.045 per share for total dividends of approximately $36 million.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Three months ended March 31	2012	2011

Change in operating working capital

Accounts receivable	$(228)	$65

Inventories and stockpiled ore	(3)	(49)

Accounts payable and accrued liabilities	25	(56)

Income taxes payable	46	171

Other	2	(8)

	$(158)	$123

Three months ended March 31	2012	2011

Operating activities include the following cash received (paid):

Interest received	$1	$1

Income taxes paid	(204)	(90)

Investing activities include the following cash received (paid):

Purchases of money-market investments	(10)	-

Purchases of available-for-sale securities	(4)	(6)

Net proceeds from the sale of Osisko shares	-	519

Proceeds from the maturity of money-market investments and sale of other securities	273	-

Investing activities of discontinued operations include the following cash received:

Principal repayment on promissory note receivable from Primero	5	-

GOLDCORP	22

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

	March 31 2012	December 31 2011

Cash and cash equivalents (a) are comprised of:

Cash	$272	$160

Short-term money market investments	1,122	1,342

	$1,394	$1,502

(a)	At March 31, 2012, $81 million (December 31, 2011 – $89 million) is held by the Company’s joint ventures and is not available for use by the Company.

12.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)

The El Morro project was acquired from a subsidiary of New Gold Inc. (“New Gold”), the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata plc (“Xstrata”), pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to Goldcorp’s acquisition of its interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada. Evidence regarding liability issues was heard in June 2011 and evidence regarding remedy issues was heard in October 2011. All parties have submitted their written arguments and oral arguments were heard during the week of January 30, 2012. The case was reserved following oral argument, and the matter is now before the trial court for its decision. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and defended Goldcorp against Barrick’s claim.

On May 26, 2011, the Comunidad Agrícola Los Huasco Altinos (“CAHA”) filed a legal proceeding (“Recurso de Proteccion”) requesting the invalidation of the resolution approving the El Morro project’s Environmental Impact Study that was issued by the Chilean environmental authority on March 14, 2011. El Morro is participating in this action as an interested party/beneficiary of the administrative environmental authorization. Both the environmental authority and El Morro defended the validity of the environmental ruling before the Court of Appeals. The Court of Appeals granted the Recurso de Proteccion in late February 2012. The primary basis for the court’s ruling is that Chile did not comply with its obligations under ILO Convention N° 169 to consult with and compensate the Diaguita community, an indigenous people that are members of CAHA, with respect to the El Morro project. The Court of Appeal’s ruling is currently on appeal before the Supreme Court of Chile.

(b)

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking

GOLDCORP	23

First Quarter Report - 2012

(In millions of United States dollars, except where noted - Unaudited)

and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case was sent to a new trial court for issuance of ruling. The trial court ruled in favour of PVDC. Miguel De Pena has appealed the decision and such appeal is pending to be ruled by the Constitutional Court. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court rejected the claim. Miguel de Pena also filed a criminal action against PVDC for property violation and the Trial Court of Cotui rejected the action. De Pena appealed the decision and the Appellate Court found that the Trial Judge committed procedural mistakes and remanded the action to a new Trial Court where the matter is pending.

In March 2012 Maria de la Cruz filed a damage and compensation claim against PVDC, its Directors and the Dominican Government. De la Cruz alleges personal and property damages due to environmental contamination and is seeking a compensation of approximately $7 million and remediation of environmental contamination, which includes historic contamination resulting from the operations of the Pueblo Viejo Mine by Rosario Dominicana (a company operated and owned by the Dominican Government) for which PVDC is not responsible in accordance with the Special Lease Agreement executed with the Dominican Government. Maria de la Cruz alone and together with her husband previously filed similar actions against PVDC and its Directors which the Trial Court declared invalid due to procedural reasons. PVDC intends to vigorously defend the action.

(c)

As previously announced, on December 7, 2011 the Inter-American Commission on Human Rights (“IACHR”) notified the Government of Guatemala of its decision to modify the precautionary measures originally granted in May 2010. As modified, the precautionary measures no longer seek to have the Government suspend operations at the Marlin Mine. Instead, the precautionary measures now seek to have the Government take appropriate actions to protect the quality and quantity of water available to 18 Mayan communities. The Company continues to cooperate with the Government in its efforts to comply with the precautionary measures and to monitor the proceeding before the IACHR.

GOLDCORP	24

CORPORATE OFFICE

Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8 Canada
Tel:	(604) 696-3000
Fax:	(604) 696-3001
www.goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5 Canada
Tel:	(416) 865-0326
Fax:	(416) 359-9787

RENO OFFICE

Suite 310 – 5190 Neil Road
Reno, NV 89502 United States
Tel:	(775) 827-4600
Fax:	(775) 827-5044

MEXICO OFFICE

Paseo de las Palmas 425 - 15
Lomas de Chapultepec
11000 Mexico, D.F.
Tel:	52 (55) 5200-9600

GUATEMALA OFFICE

5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601
Guatemala City
Guatemala, 01014
Tel:	502 2329 2600

ARGENTINA OFFICE

Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel:	54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel:	562 898 9300

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G
New York Stock Exchange: GG

TRANSFER AGENT

CIBC Mellon Trust Company
(Canadian Stock Transfer Company Inc. acts as Administrative Agent for CIBC Mellon Trust Company)
Suite 1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
inquiries@cibcmellon.com www.canstockta.com

AUDITORS

Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS

Jeff Wilhoit
Vice President, Investor Relations
Toll free:	(800) 567-6223
Email:	info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com.

The Company’s filings with the US Securities and Exchange Commission can be accessed on EDGAR at www.sec.gov.

GOLDCORP	25